Exhibit 99.1

NEWS RELEASE

NASDAQ:EU

TSXV:EU

March 12, 2024

www.encoreuranium.com

enCore Energy To Host First Investor Day on March 25, 2024

March 12, 2024 – Dallas, Texas – enCore Energy Corp. (NASDAQ:EU|TSXV:EU) (the “Company” or “enCore”), America’s Clean Energy Company™ and America’s newest uranium producer, today announced the Company’s first Investor Day will be held in New York City on March 25th, 2024 from 10 AM to 1 PM. The recorded program follows the Company’s Opening Bell Ringing Ceremony at NASDAQ and includes presentations from the senior management team and an industry overview from guest speaker Treva Klingbiel, President and Principal of TradeTech, LLC. As President of TradeTech, Ms. Klingbiel is responsible for overseeing TradeTech’s market research and information services, including a wide scope of competitive and strategic market analyses, market growth expectations, and price trend reports prepared for individual clients.

For more information on enCore’s Investor Day please visit encoreuranium.com/investor-day/.

For further information please contact:

William M. Sheriff

Executive Chairman

972-333-2214

info@encoreuranium.com

www.encoreuranium.com

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